       As filed with the Securities and Exchange Commission on February 14, 2003
                                                     Registration No. 333-102884

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                               Amendment No. 1 to
                                    Form S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------

                                 CVS CORPORATION
             -------------------------------------------------------
              (Exact name of registrant as specified in its charter)

            Delaware                                  05-0494040
 ----------------------------------      -------------------------------------
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
   incorporation or organization)

                                  One CVS Drive
                              Woonsocket, RI 02895
                                 (401) 765-1500
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                David B. Rickard
              Executive Vice President, Chief Financial Officer and
                          Chief Administrative Officer
                                 CVS Corporation
                                  One CVS Drive
                              Woonsocket, RI 02895
                                 (401) 765-1500
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             -----------------------

                                   Copies to:
           Deanna L. Kirkpatrick                Douglas A. Sgarro
           Davis Polk & Wardwell                Senior Vice President and
           450 Lexington Avenue                 Chief Legal Officer
           New York, NY 10017                   CVS Corporation
           (212) 450-4000                       One CVS Drive
                                                Woonsocket, RI 02895
                                                (401) 765-1500

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

                         CALCULATION OF REGISTRATION FEE

                                                                              Proposed Maximum
Title of Each Class                 Amount to be      Proposed Maximum        Aggregate Offering       Amount of
of Securities to be Registered      Registered        Offering Price(1)       Price(1)                 Registration Fee(2)
--------------------------------------------------------------------------------------------------------------------------
3 7/8% Exchange Notes due
       November 1, 2007             $300,000,000           100%               $300,000,000             $27,600
==========================================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee.
(2)  Calculated pursuant to Rule 457(f). Fee previously paid.

                             -----------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED February 14, 2003

PROSPECTUS

                                 CVS CORPORATION

                                Offer to Exchange
                        3 7/8% Notes Due November 1, 2007
                                       for
                   3 7/8% Exchange Notes Due November 1, 2007

     We are offering to exchange up to $300,000,000 of our new 3 7/8% Exchange Notes due November 1, 2007 for up to $300,000,000 of our existing 3 7/8% Notes due November 1, 2007. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

     To exchange your old notes for new notes:

     -  you are required to make the representations described on page 29 to us

     - you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, The Bank of New York, by 5:00 p.m., New York time, on _______________, 2003

     - you should read the section called "The Exchange Offer" for further information on how to exchange your old notes for new notes

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES TO BE ISSUED IN THE EXCHANGE OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is          , 2003

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, because our common stock is listed on the New York Stock Exchange, reports and other information concerning CVS can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition, our SEC filings, as well as other Company information, are available via the internet on our corporate web site at http://www.cvs.com.

     This prospectus is a part of a registration statement filed by us with the SEC under the Securities Act. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference includes important business and financial information that is not included in this document and is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the termination of the offering under this prospectus.

         (i)      CVS' Annual Report on Form 10-K......................................Year ended December 29, 2001
         (ii)     CVS' Quarterly Report on Form 10-Q........................Quarterly periods ended March 30, 2002,
                                                                               June 29, 2002 and September 28, 2002

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Nancy R. Christal
                       Vice President, Investor Relations
                                 CVS Corporation
                        670 White Plains Road, Suite 210
                           Scarsdale, New York, 10583
                                 (800) 201-0938

     TO OBTAIN TIMELY DELIVERY OF COPIES OF THESE FILINGS, YOU MUST MAKE YOUR
REQUEST NO LATER THAN         , 2003.

                                 CVS CORPORATION

     CVS Corporation is a leader in the retail drugstore industry in the United States with net sales of $22.2 billion in fiscal 2001, making us the second largest retail drugstore chain based on sales. As of September 28, 2002, we operated 4,027 retail and specialty pharmacy stores in 32 states and the District of Columbia, making us the largest retail drugstore chain in the nation based on store count. At the end of fiscal 2001, we operated in 60 of the top 100 U.S. drugstore markets and held the number one market share in 35 of these markets, more than any other retail drugstore chain. At the end of fiscal 2001, we held the number one or number two market share in 73% of the markets in which we operated. During fiscal 2001, we filled over 309 million prescriptions, or approximately 11% of the U.S. retail market.

     CVS Corporation is a Delaware corporation. Our Store Support Center (corporate office) is located at One CVS Drive, Woonsocket, Rhode Island 02895, telephone (401) 765-1500.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by or on behalf of CVS Corporation. We and our representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and in our reports to stockholders. Generally, the inclusion of the words "believe," "expect," "intend," "estimate," "anticipate," "will," and similar expressions identify statements that constitute "forward-looking statements". All statements addressing operating performance of CVS Corporation or any subsidiary, events, or developments that we expect or anticipate will occur in the future, including statements relating to sales growth, earnings or earnings per common share growth, free cash flow, inventory levels and turn and loss rates, store development, relocations and new market entries, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including but not limited to:

     - The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies and other third party payers to reduce prescription drug costs and pharmacy reimbursement rates;

     - Increased competition from other drugstore chains, from alternative distribution channels such as supermarkets, membership clubs, mail order companies, discount retailers and internet companies (e-commerce) and from other third party plans, as well as changes in consumer preference or loyalties;

     -    The continued introduction of successful new prescription drugs;

     - Our ability to generate sufficient cash flows to support capital expansion, and general operating activities;

     - Interest rate fluctuations and changes in capital market conditions or other events affecting our ability to obtain necessary financing on favorable terms;

     - Our ability to establish effective advertising, marketing and promotional programs (including pricing strategies and price reduction programs implemented in response to competitive pressures and/or to drive demand);

     - Our ability to continue to secure suitable new store locations at acceptable lease terms;

     -    Our ability to enter new markets successfully;

     - Our ability to attract, hire and retain suitable pharmacists and management personnel;

     - Our ability to achieve cost efficiencies and other benefits from various operational initiatives and technological enhancmeents;

     - Litigation risks as well as changes in laws and regulations, including changes in accounting standards and tax laws, regulations and applicable rates;

     - The creditworthiness of the purchasers of businesses formerly owned by CVS and whose store leases are guaranteed by CVS;

     - Fluctuations in inventory cost, availability and loss levels and our ability to maintain relationships with suppliers on favorable terms;

     - Our ability to continue to successfully implement and manage new computer systems and technologies;

     - The strength of the economy in general or in the markets served by CVS, including changes in consumer purchasing power and/or spending patterns; and

     - Other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

     The foregoing list is not exhaustive. There can be no assurance that we have correctly identified and appropriately assessed all factors affecting its business. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely impact us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, and results of operations. For these reasons, you are cautioned not to place undue reliance on our forward-looking statements.

                                 USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. We will cancel all of the old notes surrendered in exchange for the new notes.

     Our net proceeds from the sale of the old notes were approximately $296 million, after deduction of the initial purchasers' discounts and commissions and other expenses of the offering. We used those net proceeds to repay outstanding commercial paper issued as of and subsequent to September 28, 2002.

                               RECENT DEVELOPMENTS

     On February 4, 2003, we issued a press release announcing our financial results for the fourth quarter and year ended December 28, 2002. Net sales for the fourth quarter ended December 28, 2002 increased 6.6% to $6.34 billion, up from $5.95 billion during the fourth quarter of 2001. For the year, net sales increased 8.7% to $24.18 billion, compared to $22.24 billion in 2001. Same store sales (sales from stores open more than one year) for the fourth quarter rose 6.7%, while pharmacy same store sales rose 10.9% and front-end same store sales decreased 0.6%. Same store sales for the year increased 8.4%, while pharmacy same store sales increased 11.7% and front-end same store sales increased 2.3%. Total pharmacy sales represented 66.8% of total company sales for the quarter and 67.6% for the year, while third party prescription sales were 92.5% of pharmacy sales for the quarter and 92.3% for the year. Net earnings for the fourth quarter of 2002 increased to $200.1 million or $0.49 per diluted share, compared with a net loss of $130.2 million or $0.34 per diluted share in the fourth quarter of 2001. For the year, net earnings increased 73.4% to $716.6 million, or $1.75 per diluted share, compared to net earnings of $413.2 million or $1.00 per diluted share last year. For the year, we opened 174 new stores, closed 278 and relocated 92 others. As of December 28, 2002, we operated 4,087 retail and specialty pharmacy stores in 32 states and the District of Columbia.

     We also reported in a separate press release on February 4, 2003 that January sales increased 7.2 % to $1.91 billion, compared to $1.78 billion in the prior year period. January same store sales rose 5.8% while pharmacy same store sales increased 8.8% and front-end same store sales decreased 0.4%.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following tables set forth the selected consolidated financial and operating data for CVS. The selected consolidated financial and operating data as of and for the fifty-two week periods ended December 29, 2001 and December 30, 2000, the fifty-three week period ended January 1, 2000 and the fifty-two week periods ended December 26, 1998, and December 27, 1997 has been derived from CVS' consolidated financial statements, which have been audited by KPMG LLP, independent accountants. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The selected consolidated financial and operating data as of and for the nine months ended September 28, 2002 and September 29, 2001 has been derived from CVS' unaudited consolidated condensed financial statements. The results for the nine months ended September 28, 2002 are not necessarily indicative of results that may be expected for the entire fiscal year.

     You should read this selected consolidated financial and operating data in conjunction with CVS' Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and CVS' Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2002.

                                             NINE MONTHS ENDED                               FISCAL YEAR
                                          -----------------------   --------------------------------------------------------------
                                                                          2001         2000         1999         1998         1997
IN MILLIONS, EXCEPT PER SHARE AMOUNTS        9/28/02      9/29/01   (52 WEEKS)   (52 WEEKS)   (53 WEEKS)   (52 WEEKS)   (52 WEEKS)
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
 Net sales.............................   $ 17,836.7   $ 16,290.9   $ 22,241.4   $ 20,087.5   $ 18,098.3   $ 15,273.6   $ 13,749.6
 Gross margin(1).......................      4,456.1      4,283.7      5,691.0      5,361.7      4,861.4      4,129.2      3,718.3
 Selling, general & administrative.....      3,353.9      3,100.6      4,256.3      3,761.6      3,448.0      2,949.0      2,776.0
 Depreciation and amortization(2)......        230.9        239.5        320.8        296.6        277.9        249.7        238.2
 Merger, restructuring and other
  nonrecurring charges and (gains).....           --           --        343.3        (19.2)          --        178.6        422.4
 Operating profit(3)...................        871.3        943.6        770.6      1,322.7      1,135.5        751.9        281.7
 Other expense (income), net...........         38.3         46.9         61.0         79.3         59.1         60.9         44.1
 Income tax provision..................        316.5        353.2        296.4        497.4        441.3        306.5        149.2
 Earnings from continuing operations
  before extraordinary item(4).........   $    516.5   $    543.5   $    413.2   $    746.0   $    635.1   $    384.5   $     88.4
PER COMMON SHARE DATA:
 Earnings from continuing operations
  before extraordinary item:(4)........
  Basic................................   $     1.29   $     1.36   $     1.02   $     1.87   $     1.59   $     0.96   $     0.20
  Diluted..............................         1.26         1.32         1.00         1.83         1.55         0.95         0.19
 Cash dividends per common share.......       0.1725       0.1725        0.230        0.230        0.230        0.225        0.220
OTHER OPERATING DATA:
 EBITDA(5).............................   $  1,102.2   $  1,183.1   $  1,091.4   $  1,619.3   $  1,413.4   $  1,001.6   $    519.9
 Ratio of earnings to fixed charges(6).         4.20x        4.39x        3.01x        4.56x        4.88x        3.87x        2.12x
 Pharmacy sales as a percentage of
  total sales..........................         67.9%        66.5%        66.1%        62.7%        58.7%        57.6%        54.7%
 Total same store sales................          9.0%         9.0%         8.6%        10.9%        12.5%        10.8%         9.7%
 Pharmacy same store sales.............         12.0%        14.1%        13.0%        17.7%        19.4%        16.5%        16.5%
 Third party sales as a percentage of
  pharmacy sales.......................         92.1%        90.6%        90.9%        89.2%        86.5%        83.7%        80.8%
 Number of stores (at end of period)...        4,027        4,135        4,191        4,133        4,098        4,122        4,094
BALANCE SHEET:
 Total working capital.................   $  2,416.3   $  2,400.8   $  2,344.0   $  1,972.5   $  1,718.1   $  1,215.9   $  1,043.4
 Total assets..........................      9,053.8      8,945.5      8,628.2      7,949.5      7,275.4      6,686.2      5,920.5
 Long-term debt........................        807.7        836.2        810.4        536.8        558.5        275.7        290.4
 Total shareholders' equity............      5,050.9      4,713.0      4,566.9      4,304.6      3,679.7      3,110.6      2,626.5

----------
(1) Gross margin includes the pre-tax effect of the following nonrecurring charges: (i) in 2001, $5.7 million ($3.6 million after-tax) related to the markdown of certain inventory contained in the stores closing as part of the 2001 strategic restructuring to its net realizable value, (ii) in 1998, $10.0 million ($5.9 million after-tax) related to the markdown of noncompatible Arbor Drugs, Inc. merchandise and (iii) in 1997, $75.0 million ($49.9 million after-tax) related to the markdown of noncompatible Revco D.S., Inc. merchandise.

(2) As a result of adopting SFAS No. 142 "Goodwill and Other Intangible Assets" at the beginning of fiscal 2002, the Company no longer amortizes goodwill and other indefinite-lived intangible assets. Goodwill amortization totaled $24.4 million pre-tax ($22.0 million after-tax) for the nine months ended September 29, 2001.

(3) Operating profit includes the pre-tax effect of the charges discussed in Note (1) above and the following merger, restructuring, and other nonrecurring charges and gains: (i) in the fourth quarter of 2001, $346.8 million ($226.9 million after-tax) related to restructuring and asset impairment costs associated with the strategic restructuring and $3.5 million ($2.1 million after-tax) nonrecurring gain resulting from the net effect of the $50.3 million of settlement proceeds received from various lawsuits against certain manufacturers of brand name prescription drugs which was offset by the Company's contribution of $46.8 million of these settlement proceeds to the CVS Charitable Trust, Inc. to fund future charitable giving, (ii) in 2000, $19.2 million ($11.5 million after-tax) nonrecurring gain representing partial payment of our share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs, (iii) in 1998, $147.3 million ($101.3 million after-tax) charge related to the merger of CVS and Arbor and $31.3 million ($18.4 million after-tax) of nonrecurring costs incurred in connection with eliminating Arbor's information technology systems and Revco's noncompatible store merchandise fixtures and (iv) in 1997, $337.1 million ($229.8 million after-tax) charge related to the merger of CVS and Revco on May 29, 1997, $54.3 million ($32.0 million after-tax) of nonrecurring costs incurred in connection with eliminating Revco's information technology systems and noncompatible store merchandise fixtures and $31.0 million ($19.1 million after-tax) charge related to the restructuring of Big B, Inc.

(4) Earnings from continuing operations before extraordinary item and earnings per common share from continuing operations before extraordinary item include the after-tax effect of the charges and gains discussed in Notes
     (1) and (3) above.

(5) EBITDA is defined as operating profit plus depreciation and amortization. EBITDA includes the effect of the pre-tax charges discussed in Notes (1) and (3) above. EBITDA is not a measurement of financial performance under generally accepted accounting principles and does not represent cash flow from operations. Accordingly, you should not regard this figure as an alternative to net income or as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in our industry but is not necessarily comparable with similarly titled measures for other companies.

(6) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary item and fixed charges (excluding capitalized interest). Fixed charges consist of interest, capitalized interest and one-third of rental expense, which is deemed representative of the interest factor.

                              DESCRIPTION OF NOTES

     The old notes were issued under an indenture dated as of November 4, 2002 between CVS and The Bank of New York as trustee. The following summary highlights material terms of the indenture. Because this is a summary, it does not contain all of the information that is included in the indenture. You should read the entire indenture, including the definitions of the terms used below. We define some of the terms used below in the section called "Defined terms" beginning on page 20. We indicate those terms by placing them in bold the first time that they are used. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. We have filed a copy of the indenture as an exhibit to the registration statement to which this prospectus relates. See "Where You Can Find More Information."

     The terms of the new notes are identical in all material respects to the terms of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. If we do not complete the exchange offer by June 12, 2003, holders of old notes that have complied with their obligations under the registration rights agreement will be entitled to liquidated damages in an amount equal to a rate of 0.5% per year on the notes until the consummation of the exchange offer. For purposes of this section, "notes" refers to both the old notes and the new notes.

GENERAL

     The notes:

     -    are unsecured senior obligations;

     -    mature on November 1, 2007;

     - bear interest at the rate of 3 7/8% per year from November 4, 2002, or from the most recent interest payment date to which interest has been paid or provided for; and

     -    will not be listed on a national securities exchange.

     Because the notes are not secured, your claim against the assets of our company will be junior to the extent we have granted liens on our assets to the holders of other indebtedness. In addition, the notes are not guaranteed by any of our subsidiaries, so you will not have any claim as a creditor against our subsidiaries, and the claims of creditors, including trade creditors, of our subsidiaries against our subsidiaries will be senior to your claims against them. At September 28, 2002:

     -    we had $16.3 million of SECURED DEBT, including capitalized leases;
          and

     -    we had $4.0 billion of liabilities, including trade payables.

     We may, without the consent of the holders of the notes, issue an unlimited amount of additional notes under the indenture having the same terms in all respects as the notes, except for possible differences as to payment of interest on the notes:

     (1) scheduled and paid prior to the date of issuance of those additional notes; or

     (2) payable on the first interest payment date following the date of issuance of those additional notes.

The notes and any additional notes would be treated as a single class for all purposes under the indenture and will vote together as one class on all matters with respect to the notes.

     The additional notes might be offered with original issue discount ("OID") for U.S. federal income tax purposes. Purchasers of notes after the date of any such increase will not be able to differentiate between notes sold as part of the increase and previously issued notes. If notes issued as part of an increase of the principal amount of the notes are issued with OID, persons that are subject to U.S. federal income taxation who purchase notes after such an increase may be required to accrue OID (or greater amounts of OID than they would otherwise have accrued) with respect to their notes. This may affect the price of outstanding notes.

PAYMENT OF PRINCIPAL AND INTEREST

     We will pay interest on May 1 and November 1 every year, beginning May 1, 2003, to the person in whose name each note, or any predecessor note, is registered at the close of business on the April 15 or October 15 preceding the relevant interest payment date.

     Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     We will pay principal, any premium, and interest on the notes at the office we maintain in New York City for those purposes, which is currently the corporate trust office of the trustee, located at 101 Barclay Street in The City of New York. You may exchange your notes or register any transfer of notes at that office as well.

OPTIONAL REDEMPTION

     We may at any time, at our option, redeem all or any portion of the notes, at a redemption price plus accrued interest to the date of redemption, equal to the greater of:

     (1)  100% of their principal amount; or

     (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable TREASURY YIELD plus 0.20%.

   HOW THE OPTIONAL REDEMPTION CALCULATION WILL APPLY TO THE NOTES

     The present value of the remaining payments, as determined by clause (2), will increase as interest rates on U.S. Treasury securities decline, since the interest that we pay to you will be comparatively valuable compared to the lower interest rates then being paid on comparable securities. The present value will decline as interest rates increase. We will always pay you at least 100% of the principal amount of your notes, even if interest rates have dramatically increased and the present value of the remaining payments is less than that. However, clause (2) seeks to ensure that you will capture the benefit of the increased value of your note as interest rates decline by requiring us to pay you an amount equal to the present value of remaining payments, as determined in clause (2).

   HOW THE OPTIONAL REDEMPTION PAYMENT IN CLAUSE (2) IS CALCULATED

     In connection with any redemption date, the "treasury yield" will be an annual rate equal to the semiannual equivalent yield to maturity of the comparable U.S. Treasury security. In calculating the yield to maturity of the comparable U.S. Treasury security, we will assume a price for the comparable U.S. Treasury security, expressed as a percentage of its principal amount, equal to the applicable COMPARABLE TREASURY PRICE for that redemption date.

     An independent investment banker will select as the comparable U.S. Treasury security a United States Treasury security that has a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes. Credit Suisse First Boston Corporation will act as the independent investment banker. If that firm is unwilling or unable to select a comparable U.S. Treasury security, the trustee will appoint another independent investment banking institution of national standing to act as the independent investment banker.

NOTICES OF REDEMPTION

     Holders of the notes to be redeemed will receive notice of the redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

NO REDEMPTION AT HOLDER'S OPTION

     The notes are not redeemable at the holder's option.

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RESTRICTIVE COVENANTS

   SUMMARY OF THE PRINCIPAL RESTRICTIVE COVENANTS

     The indenture governing the notes limits the ability of CVS and its RESTRICTED SUBSIDIARIES to:

     - secure debt with security interests on our PRINCIPAL PROPERTY or securities of our restricted subsidiaries unless the notes are equally and ratably secured; or

     - engage in sale and leaseback transactions with respect to our principal property, as we describe below.

     You should read the sections called "--Detailed explanation of the restrictions on secured debt" and "--Detailed explanation of limitation on sale/leaseback transactions" below, for a more detailed explanation of these covenants and the exceptions to them.

     Our "principal property" includes:

     - any real and tangible property owned and operated, currently or in the future, by CVS or any of our restricted subsidiaries that constitute a part of any store, warehouse or distribution center located within the United States of America or its territories or possessions;

     - but excluding, current assets, motor vehicles, mobile materials-handling equipment and other rolling stock, cash registers and other point-of-sale recording devices, and related equipment and data processing and other office equipment;

     - the net book value of which (including leasehold improvements and store fixtures constituting a part of that store, warehouse or distribution center) as of the date on which the determination is being made is more than 1.0% of our CONSOLIDATED NET TANGIBLE ASSETS.

As of the date of this prospectus, none of our stores falls within this definition of principal property.

     All of our SUBSIDIARIES are currently restricted subsidiaries. However, our board of directors may designate any of our subsidiaries as an "UNRESTRICTED SUBSIDIARY" and therefore not subject to the covenants. However, our board may not:

     - designate as an unrestricted subsidiary any subsidiary that owns any principal property or any stock of a restricted subsidiary;

     - continue the designation of any subsidiary as an unrestricted subsidiary at any time that it owns any principal property; or

     - cause or permit any restricted subsidiary to transfer or otherwise dispose of any principal property to any unrestricted subsidiary, unless

          (1) that unrestricted subsidiary will be redesignated as a restricted subsidiary, and

          (2) any pledge, mortgage, security interest or other lien arising in connection with any INDEBTEDNESS of that unrestricted subsidiary does not extend to any principal property, except if the existence of that pledge, mortgage, security interest or other lien would otherwise be permitted under the indenture.

   THERE ARE MANY TRANSACTIONS NOT RESTRICTED BY THE INDENTURE

     The indenture does not contain any provisions that would:

     -    limit our ability to incur indebtedness;

     - require the maintenance of financial ratios or specified levels of net worth or liquidity;

     - afford holders of the notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence;

     - require us to repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other event involving us which may adversely affect the creditworthiness of the notes; or

     -    limit our ability to pay dividends to our shareholders.

   DETAILED EXPLANATION OF THE RESTRICTIONS ON SECURED DEBT

     We will not, and we will not permit any of our restricted subsidiaries to, incur, issue, assume, guarantee or create any secured debt, unless we provide that the notes, together with, if we so choose, any other indebtedness of CVS or the applicable restricted subsidiary which is not subordinated to the notes, whether then existing or thereafter created, will be secured equally and ratably with, or prior to, that secured debt, unless after taking into account the proposed secured debt, the sum of:

     - the aggregate amount of all outstanding secured debt of CVS and our restricted subsidiaries; plus

     - all ATTRIBUTABLE DEBT in respect of sale and leaseback transactions relating to a principal property, with the exception of attributable debt which is excluded as provided by clauses (1) to (8) described under "Detailed explanation of limitations on sale/leaseback transactions" below, would not exceed 15% of consolidated net tangible assets.

     This restriction will not apply to, and there will be excluded from secured debt in any computation under this restriction and under "Detailed explanation of limitation on sale/leaseback transactions" below, indebtedness, secured by:

     (1) LIENS on property, shares of capital stock or indebtedness of any corporation existing at the time that corporation becomes a subsidiary;

     (2) liens on property, shares of capital stock or indebtedness if those liens

          - existed at the time of acquisition, including, without limitation, by way of merger or consolidation, of that property, shares of capital stock or indebtedness or

          - were incurred within 360 days of the time of that acquisition by CVS or any restricted subsidiary;

     (3) liens on property, shares of capital stock or indebtedness acquired or constructed by CVS or any restricted subsidiary and created

          (a)  prior to, at the time of, or within 360 days after,

               - that acquisition, including, without limitation, acquisition through merger or consolidation, or

               - the completion of construction or commencement of commercial operation of that property,

                    whichever is later or

          (b) thereafter, if the lien is provided for by a binding commitment entered into prior to, at the time of or within 360 days after the acquisition, completion of construction or commencement of commercial operation referred to in clause (a), to secure or provide for the payment of all or any part of the purchase price or the construction price of that property, capital stock or indebtedness;

     (4)  liens in favor of CVS or any restricted subsidiary;

     (5) liens in favor of the United States of America, any State or the District of Columbia or any foreign government, or any agency, department or other instrumentality of the United States of America, any State or the District of Columbia, to secure partial, progress, advance or other payments as provided by any contract or provisions of any statute;

     (6) liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from Federal income taxation as provided by Section 103(b) of the Internal Revenue Code;

     (7) liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of indebtedness, if made and continuing in the ordinary course of business;

     (8) liens incurred, no matter when created, in connection with CVS's or a restricted subsidiary's engaging in leveraged or single-investor lease transactions; PROVIDED, HOWEVER, that the instrument creating or evidencing any borrowings secured by that lien will provide that those borrowings are payable solely out of the income and proceeds of the property subject to that lien and are not a general obligation of CVS or that restricted subsidiary;

     (9) liens in favor of a governmental agency to qualify CVS or any restricted subsidiary to do business, maintain self insurance or obtain other benefits, or liens under workers' compensation laws, unemployment insurance laws or similar legislation;

     (10) good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of CVS or any restricted subsidiary, or deposits of cash or obligations of the United States of America to secure surety and appeal bonds to which CVS or any restricted subsidiary is a party or in lieu of those bonds, or pledges or deposits for similar purposes in the ordinary course of business;

     (11) liens imposed by law, including laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' liens;

     (12) liens arising out of judgments or awards against CVS or any restricted subsidiary with respect to which CVS or that restricted subsidiary at the time shall be prosecuting an appeal or proceedings for review or liens arising out of individual final judgments or awards in amounts of less than $1,000,000; PROVIDED THAT the aggregate amount of all those individual final judgments or awards shall not at any one time exceed $1,000,000;

     (13) liens for taxes, assessments, governmental charges or levies not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by CVS or any restricted subsidiary, as the case may be;

     (14) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or liens as to the use of real properties, which liens, exceptions, encumbrances, easements, reservations, rights and restrictions do not, in the opinion of CVS, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of CVS and its restricted subsidiaries;

     (15) liens incurred to finance all or any portion of the cost of construction, alteration or repair of any principal property or improvements thereto created

          (a) prior to or within 360 days after completion of that construction, alteration or repair; or

          (b) thereafter, if that lien is created as provided by a binding commitment to lend entered into prior to, at the time of, or within 360 days after completion of that construction, alteration or repair;

     (16) liens existing on the date of the indenture;

     (17) liens created in connection with a project financed with, and created to secure, a NONRECOURSE OBLIGATION; or

     (18) any extension, renewal, refunding or replacement of the foregoing, PROVIDED that

          (a) the extension, renewal, refunding or replacement lien shall be limited to all or a part of the same property that secured the lien extended, renewed, refunded or replaced, plus improvements on that property, and

          (b)  the FUNDED DEBT secured by that lien is not increased.

   DETAILED EXPLANATION OF LIMITATION ON SALE/LEASEBACK TRANSACTIONS

     We will not, and we will not permit any restricted subsidiary to, enter into any arrangement with any person providing for the leasing by CVS or any restricted subsidiary of any principal property of CVS or any restricted subsidiary:

     - if the lease is required by GAAP to be capitalized on the balance sheet of the lessee; and

     - if the principal property has been or is to be sold or transferred by CVS or that restricted subsidiary to that person unless, after taking into account the proposed sale and leaseback, the aggregate amount of all attributable debt with respect to all sale and leaseback transactions as described above PLUS all secured debt, other than funded debt which is excluded as provided by clauses (1) to (18) described under "Detailed explanation of the restrictions on secured debt" above, would not exceed 15% of consolidated net tangible assets.

     This covenant will not apply to, and there will be excluded from attributable debt in any computation under this restriction or under "Detailed explanation of the restrictions on secured debt" above, attributable debt with respect to any sale and leaseback transaction if:

     (1) CVS or a restricted subsidiary is permitted to create funded debt secured by a lien as provided by clauses (1) to (18) inclusive described under "Detailed explanation of the restrictions on secured debt" above on the principal property to be leased, in an amount equal to the attributable debt with respect to that sale and leaseback transaction, without equally and ratably securing the notes;

     (2)  the property leased as provided by that arrangement

          (a) is sold for a price at least equal to that property's fair market value, as determined by the chief executive officer, the president, the chief financial officer, the treasurer or the controller of CVS, and

          (b) within 360 days after the sale, CVS or a restricted subsidiary, shall apply the proceeds to the retirement of indebtedness or funded debt of CVS or any restricted subsidiary, other than indebtedness or funded debt owned by CVS or any restricted subsidiary.

          However, no retirement referred to in this clause (2) may be effected by payment at maturity or by any mandatory sinking fund payment provision of indebtedness;

     (3) CVS or a restricted subsidiary applies the net proceeds of the sale or transfer of the leased principal property to the purchase of assets and the cost of construction of assets within 360 days prior or subsequent to that sale or transfer;

     (4) the effective date of the arrangement or the purchaser's commitment therefor is within 36 months prior or subsequent to

          - the acquisition of the principal property, including, without limitation, acquisition by merger or consolidation, or

          - the completion of construction and commencement of operation of the principal property, which, in the case of a retail store, is the date of opening to the public,

          whichever is later;

     (5) the lease in the sale and leaseback transaction is for a term, including renewals, of not more than three years;

     (6) the sale and leaseback transaction is entered into between CVS and a restricted subsidiary or between restricted subsidiaries;

     (7) the lease secures or relates to industrial revenue or pollution control bonds; or

     (8) the lease payment is created in connection with a project financed with, and the obligation constitutes, a nonrecourse obligation.

MERGER, CONSOLIDATION AND DISPOSITION OF ASSETS

     CVS will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets as an entirety or substantially as an entirety in one transaction or a series of related transactions to, any person other than to a restricted subsidiary, or permit any person to merge with or into CVS, unless:

     (1)  either    (a)  CVS shall be the continuing person or

                    (b) the person, if other than CVS, formed by that consolidation or into which CVS is merged or that acquired or leased the property and assets of CVS shall

                         - be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction inside the United States of America and

                         - expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of CVS under the notes and the indenture, and

                         CVS shall have delivered to the trustee an opinion of counsel stating that:

                         - the consolidation, merger or transfer and the supplemental indenture complies with this provision;

                         - all conditions precedent provided for in the indenture relating to that transaction have been complied with;

                         - the supplemental indenture constitutes the legal valid and binding obligation of CVS or the successor, enforceable against that entity in accordance with its terms, subject to customary exceptions; and

     (2) CVS shall have delivered to the trustee an officers' certificate to the effect that immediately after, and taking into account, that transaction, no default shall have occurred and be continuing.

     The indenture does not restrict, or require us to redeem or permit holders to cause a redemption of notes in the event of:

     (1) a consolidation, merger, sale of assets or other similar transaction that may adversely affect the creditworthiness of CVS or its successor or combined entity;

     (2)  a change in control of CVS; or

     (3) a highly leveraged transaction involving CVS, whether or not involving a change in control.

Accordingly, you will not have protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving CVS that may adversely affect the holders of notes. The existing protective covenants applicable to the notes would continue to apply to CVS, or its successor, in the event of such a transaction but may not prevent that transaction from taking place.

EVENTS OF DEFAULT, WAIVER AND NOTICE

     The following events are considered events of default:

     (1) CVS defaults in the payment of all or any part of the principal of the notes when the same becomes due and payable;

     (2) CVS defaults in the payment of any interest on the notes when the same becomes due and payable, and that default continues for a period of 30 days;

     (3) CVS defaults in the performance of or breaches any other covenant or agreement of CVS in the indenture and that default or breach continues for a period of 60 consecutive days after written notice of that default or breach has been given to CVS by the trustee or to CVS and the trustee by the holders of 25% or more in aggregate principal amount of the notes;

     (4)  events of bankruptcy or insolvency with respect to CVS;

     (5) (a) an event of default as defined in any one or more indentures or instruments evidencing or under which CVS has outstanding an aggregate of at least $25,000,000 aggregate principal amount of indebtedness for borrowed money, shall happen and be continuing;

          (b) that indebtedness shall have been accelerated so that it shall be or become due and payable prior to the date on which the same would otherwise have become due and payable; and

          (c) that acceleration shall not be rescinded or annulled within ten days after notice of that acceleration shall have been given to CVS by the trustee, or to CVS and the trustee by the holders of at least 25% in aggregate principal amount of the notes at the time outstanding; or

     (6) (a) failure by CVS to make any payment at maturity, including any including any applicable grace period, in respect of at least $25,000,000 aggregate principal amount of indebtedness for borrowed money; and

          (b) that failure shall have continued for a period of ten days after notice of that failure shall have been given to CVS by the trustee, or to CVS and the trustee by the holders of at least 25% in aggregate principal amount of the notes at the time outstanding.

     If an event of default occurs and is continuing, then, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding by notice in writing to CVS, and to the trustee if given by holders, may declare the entire principal amount of all notes, and accrued and unpaid interest, to be due and payable immediately. Upon this declaration, the principal of and interest on the notes shall become immediately due and payable.

     If an event of default described in clause (4) occurs and is continuing, then the principal amount of all the notes then outstanding and accrued and unpaid interest shall be and become immediately due and payable, without any notice or other action by any holder or the trustee to the full extent permitted by applicable law.

     If an event of default described in clause (5) or (6) occurs and is continuing, if the acceleration of other indebtedness or failure to pay other indebtedness shall be remedied or cured by CVS or waived by the holders of that indebtedness, then the event of default under that clause shall automatically be remedied, cured or waived without further action upon the part of either the trustee or any of the holders.

HOLDERS OF A MAJORITY IN PRINCIPAL AMOUNT OF THE NOTES MAY CONTROL REMEDIES UPON AN EVENT OF DEFAULT AND WAIVERS OF AN EVENT OF DEFAULT

     Subject to provisions in the indenture for the indemnification of the trustee and other limitations described in the indenture, the holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee by the indenture. However, the trustee may refuse to follow any direction that conflicts with law or the indenture; may involve the trustee in personal liability; or the trustee determines in good faith may be unduly prejudicial to the rights of holders not joining in the giving of that direction.

     In addition, the trustee may take any other action it believes is proper that is not inconsistent with any directions received from holders of notes as provided by this paragraph.

     Subject to various provisions in the indenture, the holders of at least a majority in principal amount of the outstanding notes, by notice to the trustee, may waive an existing default or event of default and its consequences, except:

     - a default in the payment of principal of or interest on any note as specified in clauses (a) or (b) of "--Events of Default"; or

     - in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding note affected.

Upon any waiver, the default shall cease to exist, and any event of default arising therefrom shall automatically be cured, for every purpose of the indenture; but no waiver shall extend to any subsequent or other default or event of default or impair any right consequent thereto.

     No holder of any notes may institute any proceeding, judicial or otherwise, with respect to the indenture or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

     (1) that holder has previously given to the trustee written notice of a continuing event of default;

     (2) the holders of at least 25% in aggregate principal amount of outstanding notes shall have made written request to the trustee to institute proceedings in respect of that event of default in its own name as trustee under the indenture;

     (3) that holder or holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with that request;

     (4) the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute that proceeding; and

     (5) during that 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with that written request.

A holder may not use the indenture to prejudice the rights of another holder or to obtain a preference or priority over any other holder.

     However, notwithstanding any of the provisions described above, the right of any holder of a note to receive payment of principal, premium, if any, and interest on or after their respective due dates or to bring suit for the enforcement of any of those payments on or after those dates, may not be impaired or affected without the consent of that holder.

INFORMATION

     Whether or not required by the rules and regulations of the SEC, we have agreed that, so long as any notes are outstanding, we will furnish to the trustee, within 15 days after we are or would have been required to file with the SEC, and to furnish to the holders of the notes thereafter:

     (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent accountants, and

     (2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file those reports.

     In addition, whether or not required by the rules and regulations of the SEC, at any time after we file a registration statement with respect to an exchange offer or a registration statement permitting resales of the notes, we will file a copy of all that information and reports with the SEC for public availability and make that information available to securities analysts and prospective investors upon request.

     In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act. Requests should be directed to the address referred to under "Where You Can Find More Information." Under Rule 144A(d)(4), we are not required to deliver any information so long as we continue to be a reporting company under the Exchange Act.

     We will be required to file with the trustee annually, within four months of the end of each fiscal year, a certificate as to the compliance with all conditions and covenants of the indenture.

DISCHARGE OF THE NOTES

     We may terminate our obligations under the notes and the indenture if:

     (1) all notes previously authenticated and delivered, other than notes that were mutilated or lost, have been delivered to the trustee for cancellation and we have paid all sums payable by us under the indenture; or

     (2) (a) the notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the trustee for giving the notice of redemption;

          (b) we irrevocably deposit in trust with the trustee, as trust funds solely for the benefit of the holders of the notes for that purpose, money or U.S. government obligations or a combination sufficient, without consideration of any reinvestment, to pay the principal of and interest on the notes to maturity or redemption, as relevant, and to pay all other sums payable by us under the indenture; and

          (c) we deliver to the trustee an officers' certificate and an opinion of counsel, stating that we have complied with all conditions necessary to terminate our obligations under the notes and the indenture.

     If all notes previously authenticated and delivered have been cancelled as provided in clause (1), the only obligations we will continue to have under the indenture will be to compensate and indemnify the trustee.

     If we have complied with the requirements of clause (2), the only obligations we will continue to have under the indenture until the notes are no longer outstanding, will be to:

     -    maintain an office or agency in respect of the notes;

     - have moneys held for payment in trust, although the indenture permits us to recover from the trustee moneys held in trust if those moneys have been unclaimed for two years;

     -    register the transfer or exchange of the notes;

     -    deliver notes for replacement or to be canceled;

     -    compensate and indemnify the trustee; and

     -    appoint a successor trustee.

DEFEASANCE

     We:

     (1) will be considered to have paid and will be discharged from all obligations in respect of the notes, and the provisions of the indenture will, except as noted below, no longer be in effect with respect to the notes; or

     (2) need not comply with any specific covenant which may be defeased under the indenture, and our non-compliance will not be an event of default under clause (c) of "--Events of Default"

     if we satisfy the following conditions:

          (a) we irrevocably deposit in trust with the trustee as trust funds solely for the benefit of the holders of the notes, for payment of the principal of and interest on the notes, money or U.S. government obligations or a combination sufficient, without consideration of any reinvestment, to pay and discharge the principal of and accrued interest on the outstanding notes to maturity or to a specific redemption date, if we make irrevocable arrangements satisfactory to the trustee to ensure that the redemption will occur on that date;

          (b) the deposit will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

          (c) no default with respect to the notes has occurred and is continuing on the date of that deposit;

          (d) we deliver to the trustee an opinion of counsel (or direct ruling of the Internal Revenue Service to the same effect) that

               (1) the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of our election to defease the notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if that deposit and defeasance had not occurred; and

               (2) the holders of the notes have a valid security interest in the trust funds; and

          (e) we deliver to the trustee an officers' certificate and an opinion of counsel, stating that we have complied with all conditions.

     In the case of legal defeasance under clause (1) above, the opinion of counsel referred to in clause (d)(1) above may be replaced by a ruling directed to the trustee received from the Internal Revenue Service to the same effect.

     If we select the covenant defeasance option under clause (2) above, we will continue to be bound by all of the other terms of the indenture other than the specified covenant(s) that is defeased.

     After the notes are no longer outstanding, the only obligations we will have under the indenture will be to compensate and indemnify the trustee, and we will have the right to recover excess money held by the trustee.

MODIFICATION AND WAIVER

   AMENDMENTS WITHOUT THE CONSENT OF ANY HOLDER

     CVS and the trustee may amend or supplement the indenture or the notes without notice to or the consent of any holder:

     (1) to cure any ambiguity, defect or inconsistency in the indenture; PROVIDED that those amendments or supplements do not materially and adversely affect the interests of the holders;

     (2) to comply with the provisions of the indenture in connection with a consolidation or merger of CVS or the sale, conveyance, transfer, lease or other disposal of all or substantially all of the property and assets of CVS;

     (3) to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

     (4) to evidence and provide for the acceptance of appointment under the indenture by a successor trustee; or

     (5) to make any change that does not materially and adversely affect the rights of any holder.

   AMENDMENTS WITH THE CONSENT OF THE HOLDERS

     MAJORITY CONSENT IS USUALLY SUFFICIENT

     CVS and the trustee may amend the indenture and the outstanding notes with the written consent of the holders of a majority in principal amount of the notes then outstanding, and the holders of a majority in principal amount of the outstanding notes by written notice to the trustee may waive future compliance by CVS with any provision of the indenture or the notes.

     THE FOLLOWING PROVISIONS REQUIRE THE CONSENT OF ALL HOLDERS AFFECTED
THEREBY

     Notwithstanding the preceding paragraphs, without the consent of each holder affected thereby, an amendment or waiver may not:

     (1) extend the STATED MATURITY of the principal of, or any installment of interest on, that holder's notes, or reduce the principal of or the rate of interest on the notes, or any premium payable with respect to the notes;

     (2) change any place or currency of payment where any note or any premium or interest is payable;

     (3) impair the right to institute suit for the enforcement of any payment on or after the due date therefor;

     (4) reduce the percentage in principal amount of outstanding notes the consent of whose holders is required for any supplemental indenture, for any waiver of compliance with the provisions of the indenture or defaults and the consequences of those defaults established in the indenture;

     (5) waive a default in the payment of principal of or interest on any note of a holder; or

     (6) modify this provision of the indenture, except to increase any percentage or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note thereunder affected thereby.

     The consent of any holder need not approve the particular form of any proposed amendment, supplement or waiver, so long as the consent approves the substance of the amendment. After an amendment, supplement or waiver becomes effective, we will give to the holders affected thereby a notice briefly describing the amendment, supplement or waiver. We will mail supplemental indentures to holders upon request. Any failure of CVS to mail that notice, or any defect therein, shall not, however, in any way impair or affect the validity of any supplemental indenture or waiver.

GOVERNING LAW

     The indenture and the notes will be governed by the laws of the State of New York.

THE TRUSTEE

     We and our subsidiaries maintain ordinary banking and trust relationships with The Bank of New York, which is the trustee for the notes, and its affiliates. The Bank of New York also acts as the registrar and transfer agent for our common stock.

BOOK-ENTRY; DELIVERY AND FORM

     The certificates representing the new notes will be issued in fully registered form, without interest coupons. Except as described below, the new notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, and registered in the name of Cede & Co. as DTC's nominee, in the form of a global note.

     THE GLOBAL NOTE. CVS expects that in accordance with procedures established by DTC:

     (1) upon deposit of the global note, DTC or its custodian will credit on its internal system interests in the global notes to the accounts of persons, or "participants", who have accounts with DTC;

     (2) holders of the notes that are not participants in DTC will have their ownership interests reflected on the records of their participant.

     Any transfer of ownership interests held by a participant will be made through records maintained by DTC or its nominee, and transfers of interests held indirectly through participants will be made through the records of participants. You will not be able to own an interest in the global note unless you are a participant or hold an interest through a participant.

     So long as DTC or its nominee is the registered owner or holder of the new notes, DTC or its nominee will be considered the sole owner or holder of the new notes represented by the global note for all purposes under the indenture. You will not be able to transfer your interest in the global note except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the new notes.

     We will make payments on the global note to DTC or its nominee, as the registered owner of the note. Neither CVS, the trustee nor any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of the principal of or premium and interest on the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through them will be governed by standing instructions and customary practice as is now the case with securities held for the account of customers registered in the names of nominees for those customers. Such payments will be the responsibility of the participants.

     Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated note for any reason, including to sell new notes to persons in states which require physical delivery of the new notes or to pledge them, the holder must transfer its interest in the global note in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

     DTC has advised us that DTC will take any action permitted to be taken by a holder of new notes only at the direction of one or more participants to whose account at DTC interests in the global note are credited and only in respect of that portion of the aggregate principal amount of new notes as to which the participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global note for certificated notes, which it will distribute to its participants.

     DTC has advised us that it is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, and a "clearing agency" registered in accordance with the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to others, including banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants, it is under no obligation to perform these procedures, and these procedures may be discontinued at any time. Neither CVS nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     CERTIFICATED NOTES. Interests in the global notes will be exchangeable or transferable, as the case may be, for certificated notes if:

     (1) DTC notifies us that it is unwilling or unable to continue as depositary for the global notes, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and a successor depositary is not appointed by CVS within 90 days; or

     (2) CVS in its discretion at any time determines not to have all the notes represented by the global notes; or

     (3) an event of default has occurred and is continuing with respect to the new notes.

     Upon the occurrence of any of the events described in the preceding sentence, CVS will cause the appropriate certificated notes to be delivered.

DEFINED TERMS

     The following terms referred to in this "Description of Notes" are defined in the indenture as follows:

     "ATTRIBUTABLE DEBT" means, in connection with any sale and leaseback transaction under which either CVS or any restricted subsidiary is at the time liable as lessee for a term of more than 12 months and at any date as of which the amount thereof is to be determined, the lesser of:

     (1) total net obligations of the lessee for rental payments during the remaining term of the lease discounted from the respective due dates of the payments to the determination date at a yearly rate equivalent to the greater of

          (a) the weighted average yield to maturity of the notes, the average being weighted by the principal amount of the notes and

          (b) the interest rate inherent in the lease, as determined in good faith by CVS, both to be compounded semi-annually; or

     (2) the sale price for the assets so sold and leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in the transaction and the denominator of which is the base term of the lease.

     "CAPITAL LEASE OBLIGATIONS" means with respect to any person any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP.

     "COMPARABLE TREASURY PRICE" means, in connection with any redemption date applicable to the notes;

     (1) the average of the applicable REFERENCE DEALER QUOTATIONS for that redemption date, after excluding the highest and lowest applicable reference dealer quotations; or

     (2) if the trustee obtains fewer than four reference dealer quotations, the average of all quotations.

     "CONSOLIDATED NET TANGIBLE ASSETS" means, at any date:

     (1) the total assets appearing on the most recent consolidated balance sheet of CVS and its restricted subsidiaries as at the end of the fiscal quarter of CVS ending not more than 135 days prior to the date, prepared in accordance with U.S. generally accepted accounting principles, less

     (2) all current liabilities due within one year as shown on that balance sheet,

     (3)  investments in and advances to unrestricted subsidiaries, and

     (4)  INTANGIBLE ASSETS and liabilities relating thereto.

     "FUNDED DEBT" means:

     (1) any indebtedness of CVS or a restricted subsidiary maturing more than 12 months after the time of computation;

     (2) guarantees of funded debt or of dividends of others, except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business;

     (3) in the case of any restricted subsidiary, all of its preferred stock having mandatory redemption provisions as reflected on its balance sheet prepared in accordance with U.S. generally accepted accounting principles; and

     (4)  all CAPITAL LEASE OBLIGATIONS.

     "INDEBTEDNESS" means, at any date, without duplication, all obligations for borrowed money of CVS or a restricted subsidiary.

     "INTANGIBLE ASSETS" means, at any date, the value, as shown on or reflected in the most recent consolidated balance sheet of CVS and its restricted subsidiaries as at the end of the fiscal quarter of CVS ending not more than 135 days prior to the date, prepared in accordance with generally accepted accounting principles, of:

     (1) all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles;

     (2)  organizational and development costs;

     (3) deferred charges, other than prepaid items, including insurance, taxes, interest, commissions, rents, pensions, compensation and similar items and tangible assets being amortized; and

     (4)  unamortized debt discount and expense, less unamortized premium.

     "LIENS" means pledges, mortgages, security interests and other liens on any principal property of CVS or a restricted subsidiary which secure secured debt.

     "NONRECOURSE OBLIGATION" means indebtedness or lease payment obligations substantially related to:

     (1) the acquisition of assets not previously owned by CVS or any restricted subsidiary; or

     (2) the financing of a project involving the development or expansion of properties of CVS or any restricted subsidiary,

as to which the obligee with respect to the indebtedness or obligation has no recourse to CVS or any restricted subsidiary or any assets of CVS or any subsidiary other than the assets which were acquired with the proceeds of the transaction or the project financed with the proceeds of the transaction and the proceeds of that asset or project.

     "PRINCIPAL PROPERTY" is defined in the section called "Restrictive Covenants--Summary of the principal restrictive covenants."

     "REFERENCE DEALER QUOTATIONS" means, with respect to each reference dealer and any redemption date for the notes, the average, as determined by the trustee, of the bid and asked prices for the comparable U.S. Treasury security for the notes, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by that reference dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date. Credit Suisse First Boston Corporation will be a reference dealer but, if it ceases to be a primary U.S. Government securities dealer in New York City, CVS will substitute another primary U.S. Government securities dealer to act as a reference dealer.

     "RESTRICTED SUBSIDIARY" is any subsidiary other than an unrestricted subsidiary.

     "SECURED DEBT" means funded debt which is secured by any pledge of, or mortgage, security interest or other lien on any:

     (1) principal property, whether owned on the date of the indenture or thereafter acquired or created;

     (2) shares of stock owned by CVS or a subsidiary in a restricted subsidiary; or

     (3)  indebtedness of a restricted subsidiary.

     "STATED MATURITY" of a security means the date specified in that security as the fixed date on which the principal of that security is due and payable, including pursuant to any mandatory redemption provision but excluding any provision providing for the repurchase of such security at the option of the holder upon the happening of any contingency, unless that contingency has occurred.

     "SUBSIDIARY" means any corporation of which at least a majority of the outstanding stock, which, under ordinary circumstances not dependent upon the happening of a contingency, has voting power to elect a majority of the board of directors of that corporation or similar management body, is owned directly or indirectly by CVS and/or by one or more subsidiaries of CVS.

     "TREASURY YIELD" is defined in the section called "Optional Redemption--How the optional redemption payment in clause (2) is calculated."

     "UNRESTRICTED SUBSIDIARY" is defined in the section called "Restrictive Covenants--Summary of the principal restrictive covenants."

                               THE EXCHANGE OFFER

     In a registration rights agreement between CVS and the initial purchasers of the old notes, we agreed:

     (1) to file a registration statement on or prior to 90 days after the closing of the offering of the old notes with respect to an offer to exchange the old notes for a new issue of notes, with terms substantially the same as of the old notes but registered under the Securities Act;

     (2) to use our best efforts to cause the registration statement to be declared effective by the SEC on or prior to 180 days after the closing of the old notes offering; and

     (3) to use our best efforts to consummate the exchange offer and issue the new notes within 30 business days after the registration statement is declared effective.

     The registration rights agreement provides that, in the event we fail to file the registration statement within 90 days after the closing date or consummate the exchange offer within 220 days, we will be required to pay additional interest on the old notes over and above the regular interest on the notes. Once we complete this exchange offer, we will no longer be required to pay additional interest on the old notes.

     The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

     This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

     - When you tender to us old notes as provided below, our acceptance of the old notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

     - For each $1,000 principal amount of old notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of new notes.

     - We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee's security register with respect to old notes.

     -    The exchange offer expires at 5:00 p.m., New York City time, on      ,
          2003; PROVIDED, HOWEVER, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term
          "EXPIRATION DATE" means     , 2003 or, if extended by us, the latest
          time and date to which the exchange offer is extended.

     - As of the date of this prospectus, $300,000,000 in aggregate principal amount of the old notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

     - Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions that we describe in the section called "Conditions to the Exchange Offer" below.

     - We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

     - We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under "Conditions to the Exchange Offer" are not satisfied.

     - We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

     - Holders of old notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

     - Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

     - We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

     - By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See "--Resales of the New Notes."

     IMPORTANT RULES CONCERNING THE EXCHANGE OFFER

     You should note that:

     - All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by CVS in its sole discretion, which determination shall be final and binding.

     - We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

     - We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

     - Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.

     - Neither CVS, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

PROCEDURES FOR TENDERING OLD NOTES

     WHAT TO SUBMIT AND HOW

     If you, as the registered holder of an old note, wish to tender your old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to The Bank of New York at the address set forth below under "Exchange Agent" on or prior to the expiration date.

     In addition,

     (1) certificates for old notes must be received by the exchange agent along with the letter of transmittal, OR

     (2) a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent's account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, OR

     (3) you must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND NOTICES OF GUARANTEED DELIVERY IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO CVS.

     HOW TO SIGN YOUR LETTER OF TRANSMITTAL AND OTHER DOCUMENTS

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered:

     (1) by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     (2)  for the account of an eligible institution.

     If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

     - a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc.; or

     - a commercial bank or trust company having an office or correspondent in the United States

     If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes and with the signature guaranteed.

     If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by CVS, proper evidence satisfactory to CVS of its authority to so act must be submitted.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "Conditions to the Exchange Offer" below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

     In all cases, we will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

     -    certificates for old notes, OR

     - a timely book-entry confirmation of transfer of old notes into the exchange agent's account at DTC using the book-entry transfer procedures described below, AND

     -    a properly completed and duly executed letter of transmittal.

     If we do not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged old notes without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC using the book-entry transfer procedures described below, non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent's message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

     Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under "--Exchange Agent" on or prior to the expiration date.

     If your old notes are held through DTC, you must complete a form called "instructions to registered holder and/or book-entry participant," which will instruct the DTC participant through whom you hold your notes of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of notes until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your notes. A copy of that form is available from the exchange agent.

GUARANTEED DELIVERY PROCEDURES

     If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

     (1)  the tender is made through an eligible institution,

     (2) prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal, or a facsimile copy, and notice of guaranteed delivery, substantially in the form provided by us, stating:

          -    the name and address of the holder of old notes,

          -    the amount of old notes tendered,

          - the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent; and

     (3) the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

     You can withdraw your tender of old notes at any time on or prior to the expiration date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under "Exchange Agent." Any notice of withdrawal must specify:

     -    the name of the person having tendered the old notes to be withdrawn;

     -    the old notes to be withdrawn;

     -    the principal amount of the old notes to be withdrawn;

     - if certificates for old notes have been delivered to the exchange agent, the name in which the old notes are registered, if different from that of the withdrawing holder;

     - if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

     - if old notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.

     Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

     If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the expiration date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

     That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

     In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

EXCHANGE AGENT

     The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

                                   Deliver To:

                        BY REGISTERED OR CERTIFIED MAIL:

                      The Bank of New York, Exchange Agent
                              Re-organization Unit
                               101 Barclay Street
                                  Floor 7 East
                             New York New York 10286
                               Attention: Kin Lau

                         BY HAND OR OVERNIGHT DELIVERY:

                      The Bank of New York, Exchange Agent
                               101 Barclay Street
                                  Floor 7 East
                             New York New York 10286
                               Attention: Kin Lau

                            FACSIMILE TRANSMISSIONS:
                                 (212) 298-1915

                             TO CONFIRM BY TELEPHONE
                               OR FOR INFORMATION:
                                 (212) 815-3750

     DELIVERY TO AN ADDRESS OTHER THAN AS LISTED ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

     The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

     The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $200,000.

TRANSFER TAXES

     Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

RESALE OF THE NEW NOTES

     Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the EXXON CAPITAL HOLDINGS CORPORATION letter, which was made available by the SEC on May 13, 1988, and the MORGAN STANLEY & CO. INCORPORATED letter, made available on June 5, 1991.

     However, any purchaser of old notes who is an "affiliate" of CVS or who intends to participate in the exchange offer for the purpose of distributing the new notes:

     (1) will not be able to rely on the interpretation of the staff of the SEC;

     (2)  will not be able to tender its old notes in the exchange offer; and

     (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless that sale or transfer is made using an exemption from those requirements.

     By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of the old notes will represent that:

     (1)  it is not our "affiliate";

     (2) any new notes to be received by it were acquired in the ordinary course of its business; and

     (3) it has no arrangement with any person to participate in the "distribution," within the meaning of the Securities Act, of the new notes.

In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the SHEARMAN & STERLING no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new notes.

          MATERIAL UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER

     In the opinion of Davis Polk & Wardwell, the exchange of old notes for new notes in the exchange offer will not result in any United States federal income tax consequences to holders. When a holder exchanges an old note for a new note in the exchange offer, the holder will have the same adjusted basis and holding period in the new note as in the old note immediately before the exchange.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 135 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new notes received by it in exchange for old notes.

     We will not receive any proceeds from any sale of new notes by broker-dealers.

     New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions, including:

     -    in the over-the-counter market;

     -    in negotiated transactions;

     -    through the writing of options on the new notes; or

     -    a combination of those methods of resale,

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

     Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

     Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 135 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     Davis Polk & Wardwell will opine for us on whether the new notes are valid and binding obligations of CVS.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The historical consolidated financial statements of CVS Corporation and its subsidiaries as of December 29, 2001 and December 30, 2000 and for the fifty-two week periods ended December 29, 2001 and December 30, 2000, and the fifty-three week period ended January 1, 2000 and the related consolidated financial statement schedules have been incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 30, 2002 and March 31, 2001, June 29, 2002 and June 30, 2001, and September 28, 2002 and September 29, 2001 incorporated by reference herein, the independent accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly report on Form 10-Q for the thirteen week periods ended March 30, 2002 and March 31, 2001, the thirteen and twenty-six week periods ended June 29, 2002 and June 30, 2001, and the thirteen and thirty-nine weeks periods ended September 28, 2002 and September 29, 2001, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of a registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                                  $300,000,000

                                       CVS
                                   CORPORATION

                                   [CVS LOGO]


                   3 7/8% EXCHANGE NOTES DUE NOVEMBER 1, 2007


                                   PROSPECTUS


                                     , 2003

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.


                                TABLE OF CONTENTS

                                                    PAGE
Where You Can Find More Information....................2
CVS Corporation........................................3
Cautionary Statement Concerning Forward-Looking
   Statements..........................................3
Use of Proceeds........................................4
Recent Developments....................................4
Selected Consolidated Financial Data...................5
Description of Notes...................................7
The Exchange Offer....................................23
Material United States Tax Consequences of the
   Exchange Offer.....................................29
Plan of Distribution..................................29
Legal Matters.........................................30
Independent Public Accountants........................30

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Exculpation. Section 102(b)(7) of the Delaware General Corporations Law ("Delaware Law") permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit.

     The CVS certificate of incorporation (the "CVS Charter") limits the personal liability of a director to CVS and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

     Indemnification. Section 145 of the Delaware Law permits a corporation to indemnify any of its directors or officers who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by CVS in advance of the final disposition of such action, suit or proceeding upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by CVS.

     The CVS Charter provides for indemnification of directors and officers of CVS against liability they may incur in their capacities as such to the fullest extent permitted under the Delaware Law.

     Insurance. CVS has in effect Directors and Officers Liability, Employment Practices Liability and Pension Trust Liability insurance with a combined limit of $200,000,000. The Pension Trust Liability and Employment Practices Liability insurance covers actions of directors and officers as well as other employees of CVS.

     Revco Directors and Officers. The Revco merger agreement provides that CVS will cause Revco and its Subsidiaries to indemnify (including the payment of reasonable fees and expenses of legal counsel) the current or former directors or officers of Revco to the fullest extent permitted by law for damages and liabilities arising out of facts and circumstances occurring at or prior to the merger. The Revco merger agreement also provides that for a period of six years after the merger CVS will cause to be maintained in effect Revco's existing policies of directors' and officers' liability insurance as in effect on February 6, 1997 (provided that CVS may substitute policies with reputable and financially sound carriers having at least the same coverage and amounts and containing terms and conditions that are no less advantageous) with respect to facts or circumstances occurring at or prior to the merger; provided that if the annual premium for such insurance during such six-year period exceeds 200% of the annual premiums paid by Revco as of February 6, 1997 for such insurance (such 200% amount, the "Maximum Premium") then CVS will cause Revco to provide the most advantageous directors' and officers' insurance coverage then available for an annual premium equal to the Maximum Premium.

     Arbor Directors and Officers. The Arbor merger agreement provides that after the Effective Time (as defined in the Arbor merger agreement), CVS will cause Arbor to indemnify (including the payment of reasonable fees and expenses of legal counsel) each person who was a director or officer of Arbor or its subsidiaries at or prior to the date of the Arbor merger agreement to the fullest extent permitted by law for damages and liabilities arising out of facts and circumstances occurring at or prior to the Effective Time. The Arbor merger agreement also provides that, for a period of six years after the Effective Time, CVS will maintain in effect Arbor's existing policies of directors' and officers' liability insurance as in effect on February 8, 1998 (provided that CVS may substitute policies with reputable and financially sound carriers having at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the covered persons) with respect to facts or circumstances occurring at or prior to the Effective Time; provided that if the aggregate annual premium for such insurance during such six-year period exceeds 200% of the aggregate annual premium paid by Arbor as of February 8, 1998 for such insurance, then CVS will cause Arbor to provide the most advantageous directors' and officers' insurance coverage then available for an annual premium equal to such 200% of the February 8, 1998 premiums.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits (see index to exhibits at E-1).

ITEM 22.  UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b) or 11 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and CVS being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, CVS Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this amendement to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Woonsocket, state of Rhode Island, on February 14, 2003.


                                        CVS CORPORATION


                                        By: /s/ David B. Rickard
                                        --------------------------
                                        David B. Rickard
                                        Executive Vice President,
                                        Chief Financial Officer and
                                        Chief Administrative Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                                        Title(s)                                  Date
              ---------                                        --------                                  ----
                 *                                 Chairman of the Board, President               February 14, 2003
      --------------------------                     And Chief Executive Officer
            Thomas M. Ryan                           (Principal Executive Officer)

         /s/ David B. Rickard                      Executive Vice President, Chief                February 14, 2003
      --------------------------                     Financial Officer and Chief
           David B. Rickard                            Administrative Officer
                                                   (Principal Financial Officer)

                 *                                     Senior Vice President -                    February 14, 2003
      --------------------------                        Finance and Controller
           Larry D. Solberg                         (Principal Accounting Officer)

                 *                                             Director                           February 14, 2003
      --------------------------
           Eugene Applebaum

                 *                                             Director                           February 14, 2003
      --------------------------
           W. Don Cornwell

                 *                                             Director                           February 14, 2003
      --------------------------
          Thomas P. Gerrity

                 *                                             Director                           February 14, 2003
      --------------------------
         Stanley P. Goldstein

                 *                                             Director                           February 14, 2003
      --------------------------
           Marian L. Heard

                 *                                             Director                           February 14, 2003
      --------------------------
           William H. Joyce

                 *                                             Director                           February 14, 2003
      --------------------------
         Terry R. Lautenbach

                 *                                             Director                           February 14, 2003
      --------------------------
           Terrence Murray

                 *                                             Director                           February 14, 2003
      --------------------------
          Sheli Z. Rosenberg

                 *                                             Director                           February 14, 2003
      --------------------------
          Ivan G. Seidenberg

      * By: /s/ David B. Rickard                           Attorney-in-fact                       February 14, 2003
      --------------------------
           David B. Rickard

                                  EXHIBIT INDEX

EXHIBIT NO.                      DOCUMENT

1.1* Registration Rights Agreement dated as of October 30, 2002 between CVS and Credit Suisse First Boston Corporation, Bear Stearns & Co. Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as Initial Purchasers

4.1*      Indenture, dated as of November 4, 2002 between CVS and the Trustee

5.1*      Opinion of Davis Polk & Wardwell with respect to the new notes

8.1*      Tax opinion of Davis Polk & Wardwell

12.1*     Computation of Ratio of Earnings to Fixed Charges

23.1*     Consent of Davis Polk & Wardwell (contained in their opinion filed as
          Exhibit 5.1).

23.2      Consent of KPMG LLP

23.3      Letter re: Unaudited Interim Financial Information

24.1* Power of Attorney (included on the signature page of this registration statement)

25.1* Form T-1, Statement of Eligibility of The Bank of New York to act as Trustee under the Indenture

99.1*     Form of Letter of Transmittal

99.2*     Form of Notice of Guaranteed Delivery

99.3*     Form of Letter to Clients

99.4*     Form of Letter to Nominees

99.5* Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner

-------------
*   Previously filed.